Exhibit 99.1

Genmab Updates 2024 Financial Guidance

Company Announcement

●	Genmab updates its 2024 financial guidance
●	Increase in revenue driven by higher royalties and reimbursement revenue
●	Increase in operating profit excluding acquisition and integration charges, driven by higher revenue and focused investments

COPENHAGEN, Denmark; August 8, 2024 – Genmab A/S (Nasdaq: GMAB) announced today that it is updating its 2024 financial guidance last published on May 2, 2024, following the acquisition of ProfoundBio, Inc. (ProfoundBio). The revised guidance reflects an updated revenue outlook, incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily rinatabart sesutecan (Rina-S), as well as acquisition and integration related charges.

Genmab expects its 2024 revenue to be in the range of DKK 20.5 – 21.7 billion, an increase to the previous guidance of DKK 18.7– 20.5 billion, driven by higher royalties and reimbursement revenue. This increase in Genmab’s revenue reflects the continued strong growth of DARZALEX® and Kesimpta® net sales.

As previously disclosed in Company Announcement Nos. 26.2024 and 28.2024, following the closing of the ProfoundBio acquisition, Genmab’s operating expenses not including expenses incurred in connection with acquisition and integration charges, were expected to be at or moderately above the upper end of the previously disclosed guidance range of DKK 12.4 – 13.4 billion. Genmab has updated its operating expense range excluding acquisition and integration charges to DKK 13.7 – 14.3 billion. The increase primarily relates to the incremental R&D investment to support the advancement of ProfoundBio’s clinical programs, primarily Rina-S as well as a revenue and expense classification change for programs that remain in Genmab’s collaboration with BioNTech SE (BioNTech). This classification change has resulted in Genmab increasing both cost reimbursement revenue and operating expense by approximately DKK 600 million, resulting in no impact on operating profit. Excluding the DKK 600 million related to the classification change and the acquisition and integration charges, the underlying operating expense range remains within the directional financial guidance provided at the time we announced the ProfoundBio acquisition. Including acquisition and integration related charges, Genmab expects operating expenses for 2024 to be in the range of DKK 14.1 – 14.7 billion.

Genmab now expects its 2024 operating profit excluding acquisition and integration related charges to be in the range of DKK 5.3 – 7.1 billion, compared to the previous guidance of DKK 4.6 – 7.1 billion, primarily driven by the items described above. Including acquisition and integration related charges, Genmab expects operating profit for 2024 to be in the range of DKK 4.9 – 6.7 billion.

	Revised	Revised
	Guidance	Guidance
(DKK million)	ex. Acquisition and Integration related charges	incl. Acquisition and Integration related charges	Previous Guidance
Revenue	20,500 - 21,700	20,500 - 21,700	18,700 - 20,500
Royalties	16,600 - 17,400	16,600 - 17,400	15,600 - 16,700
Net product sales/Collaboration revenue*	2,000 - 2,200	2,000 - 2,200	1,700 - 2,200
Milestones/Reimbursement revenue	1,900 - 2,100	1,900 - 2,100	1,400 - 1,600
Gross profit**	19,600 - 20,800	19,600 - 20,800	18,000 - 19,500
Operating expenses**	(13,700) - (14,300)	(14,100) - (14,700)	(12,400) - (13,400)
Operating profit	5,300 - 7,100	4,900 - 6,700	4,600 - 7,100

*Net Product Sales and Collaboration Revenue consists of EPKINLY Net Product Sales in the U.S. and Japan and Tivdak (Genmab’s share of net profits) in the U.S.
**Operating Expenses Range excludes Cost of Product Sales Range, which is included in Gross Profit Range

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 52
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Updates 2024 Financial Guidance

Genmab’s financial results for the first six months of 2024 will be published immediately following the publication of this Company Announcement, on August 8, 2024.

The above expectations are based on assumptions including those described on pages 5 and 6 of the Interim Report for the first quarter of 2024 (Company Announcement No. 33/2024).

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO®) antibody medicines.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®; Tivdak® is a trademark of Seagen Inc.; EPKINLY® and its design are trademarks of AbbVie Biotechnology Ltd.; Kesimpta® is a trademark of Novartis AG or its affiliates; DARZALEX® is a trademark of Johnson & Johnson.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 52
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122